UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           & #160; .)

MERGER PROSPECTUS

This prospectus (hereinafter, the “Prospectus”) outlines the terms and conditions of the merger (hereinafter, the “Merger”) by Empresa Distribuidora y Comercializadora Norte S.A. (hereinafter, “EDENOR” or the “Surviving Company”) of all assets and liabilities of EMDERSA Holding S.A. (hereinafter, “EHSA” or the “Merged Company”); all in compliance with the provisions of section 82, et. seq. and related sections of the Argentine Companies Law No. 19.550, as amended (hereinafter, the “CL”), Title II, Chapter X, Section I of the Rules of the Argentine Securities and Exchange Commission (Comisión Nacional de Valores, the “CNV”), N.T. 2013 approved by CNV General Resolution No. 622/13 (hereinafter, the “CNV Rules”), Chapter X, Title II of the Rules for Admission, Suspension, Delisting and Termination of Securities Listing on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) (hereinafter, the “BASE Rules” and the “BASE”, respectively), and section 77, et seq. of the Income Tax Law No. 20.628, as amended (hereinafter, the “ITL” and together with the CL, the CNV Rules and the BASE Rules, the “Regulatory Framework”).

As noted in the minutes of the Surviving Company’s Board of Directors’ Meeting and  in the Merged Company’s Board of Directors´ Meeting held on October 7, 2013, it was concluded that it is advantageous both for the Merged Company and for the Surviving Company (both companies belong to the same economic group and are under Pampa Energía S.A.´s  common direct and indirect control), to merge under fiscal neutrality into a single company, focusing on the best use of their resources, and further simplifying their administrative and operative structures.

In this context, the Merger terms and conditions were agreed upon by EDENOR´s and EHSA´s representatives by signing the relevant Plan of Merger (hereinafter, the “POM”) on November 20, 2013, which is attached hereto as Appendix I.

The POM provides that EDENOR will take over all EHSA´s assets and liabilities, which company is dissolved but not liquidated and will be completely made part of EDENOR´s net worth. Accordingly, as a result of the Merger: (i) EHSA’s capital stock will be transferred, in whole, to the Surviving Company, thus the Surviving Company will acquire, at the time the final merger agreement is registered with the Public Registry of Commerce of the City of Buenos Aires in charge of the Superintendence of Corporations (Inspección General de Justicia, “IGJ”), all rights and obligations of EHSA and (ii) EHSA will be dissolved but not liquidated, thus it will be taken over by EDENOR, as surviving company.

In addition, the POM sets forth, among other provisions, that for all applicable effects, including accounting and tax effects, the Merger will be considered in full force and effect retroactively to October 1, 2013.

As the Surviving Company, prior to the execution of the POM, has acquired 100% ownership of EHSA´s capital stock, EDENOR´s capital stock will not be increased as a result of the Merger and no new shares will be issued, thus no amendments to EDENOR´s Bylaws will be required.

The POM, this Prospectus, the audited Special Merger Financial Statement as of September 30, 2013 and the Consolidated Merger Financial Statement of EDENOR and EHSA, were approved by EDENOR´s and EHSA´s Board of Directors on November 20, 2013.

As of the date of this Prospectus, the Merger is pending approval by each company’s Extraordinary Shareholders’ Meetings.

On November 7, 2013, this Prospectus and other required documents were filed with the CNV to request its prior administrative consent to the Merger (as provided for in section 13 and related sections of  Title II, Chapter X, Section I of the CNV Rules), as the Surviving Company is under the CNV´s control while the Merged Company is controlled by the Public Registry of Commerce of the City of Buenos Aires in charge of the Superintendence of Corporations. It should be noted that as provided for in second paragraph of section 98 of the BASE Rules, it is not necessary to request BASE´s prior administrative consent to the Merger, as EDENOR, as Surviving Company, is the owner of all the Merged Company’s capital stock.

EDENOR´s shareholders, as well as any other interested parties, may obtain a copy of this Prospectus and of any other documents related to the Merger, including the Financial Statements attached to this Merger Prospectus, at Avenida del Libertador 6363, floor 12, City of Buenos Aires, Legal Affairs Department, from 10 to 1 AM and from 3 to 5 PM, telephone number 4346-5026. Furthermore, this Prospectus, with all its appendixes, is publicly available at CNV website, www.cnv.gob.ar. It is advised that, for convenience purposes, the appendixes of this Prospectus will not be published in the BASE Bulletin, but they will be available to investors at the corporate office and at CNV website.

Date of this Prospectus: December 5, 2013.

A.    OVERVIEW

Below find an overview of the Merger approved by EDENOR´s and EHSA´s Board of Directors. Merger details are laid out in the POM, as well as in the relevant accounting documents. Consequently, this overview largely depends and relies on the in-depth information provided in other sections of this Prospectus.

Merger Features

Type of reorganization	Merger
Surviving Company	EDENOR
Merged Company	EHSA
POM Date	November 20, 2013
Date of the audited Special Merger Financial Statements	September 30, 2013
Date of the Consolidated Merger Financial Statement of EDENOR and EHSA	September 30, 2013
Date of EDENOR´s and EHSA´s Board of Directors´ Meetings approving the POM, the Prospectus and the respective Special and Consolidated Merger Financial Statements (as applicable).	November 20, 2013
Prospectus Date	December 5, 2013
Reorganization Effective Date	October 1, 2013

Reorganization Regulatory Basis	Regulatory Framework.
Swap	Not applicable
Restrictions imposed on companies´ management

Merger companies agree neither to impose any restrictions on the management of their respective businesses nor to provide any guarantee as to their normal course until the effective date of the final merger agreement. Upon execution of the final merger agreement and until its registration with the relevant public registries of commerce, EDENOR’s Board of Directors will take control of the Merged Company’s management and representation and its managing board will be suspended under the provisions of section 84 of the CL. All acts carried out by EDENOR as from the execution of the final merger agreement while managing the businesses to be merged will be considered carried out on behalf of the Merged Company, as applicable.

Appraisal Right	In accordance with the provisions of section 245 of the CL, the Surviving Company’s shareholders in disagreement with this corporate reorganization shall not exercise the appraisal right.

  GROUNDS SUPPORTING THE MERGER

The corporate reorganization described in this Prospectus is aimed at achieving operative and economic advantages as a result of a higher level of operative efficiency and effectiveness, best use of available resources, and technical, administrative and financial existing structures, and by streamlining and cutting related costs.

As the Merged Company belongs to the same economic group of the Surviving Company and is under its direct control, it is believed that the Merger will make the most of the synergy existing between both companies, by cutting all costs related to doubling and overlapping of operative and administrative structures, concluding that merger into a single company will be beneficial under fiscal neutrality principle.

In particular, EDENOR´s and EHSA´s Boards of Directors have weighed up the following grounds supporting the corporate reorganization proposed: (i) that EDENOR is the sole shareholder of EHSA as from September 24, 2013, when EDENOR accepted an irrevocable sale offer from Electricidad Argentina S.A. to purchase its minority shareholding in EHSA; (ii) that EHSA´s corporate purpose is to be an investment company, which purpose is covered by EDENOR´s corporate purpose; (iii) that the merger will ease and simplify administration and will prompt best use of existing structures and administrative and technical resources, upon assembling in the Surviving Company all activities carried out by the Merged Company, with the resulting cost savings; iv) that certain directors and most auditors of both companies are the same persons.

The Merger will not only imply filing only EDENOR´s financial statement, but also only its basic financial statement, and not longer the consolidated balance sheet as, as of the date hereof, the only company consolidating its financial statements in EDENOR is EHSA. It is estimated that such advantage, together with the reduction in administrative expenses and legal and tax fees, will result in an annual saving of around AR$290,000.- In addition, the Merger will simplify the corporate structure, by assembling all investment activities in the Surviving Company.

C.    MERGER PROPOSAL

By executing the POM, EDENOR and EHSA agreed to carry out the Merger in which EDENOR, in its capacity as Surviving Company, will completely take over EHSA, which will be dissolved but not liquidated.

Effects of the Merger

The Merger will have the following effects:

1. Net Worth Transfer. Reorganization Basis

EHSA’s net worth will be transferred, in whole, to the Surviving Company. This transfer will be in full force and effect as from October 1, 2013.

Merged Company’s assets and liabilities will be incorporated to the Surviving Company’s net worth with the value posted in the audited Special Merger Financial Statements as of September 30, 2013.

The Merger will be carried out under fiscal neutrality as provided for in the Regulatory Framework, particularly as set forth in section 77, paragraph c) of the ITL; accordingly, this transaction involves transfer of all fiscal rights, receivables and benefits as well as all tax liabilities included in the companies´ net worth  and it is exempted from the income tax, as well as from other federal, provincial and municipal taxes providing for the exemption and other forms of fiscal relief applicable to reorganizations. In that sense, the filing required by AFIP General Resolution No. 2468/08 will be timely made.

2. EHSA Dissolution

EHSA will be dissolved but not liquidated in line with the provisions of section 94, paragraph 7 of the CL, and shares representing its capital stock will be cancelled.

3. No changes in EDENOR´s capital stock or amendments to its Bylaws. No swap

As EDENOR is the direct holder of all EHSA´s capital stock, EDENOR’s capital stock will not be increased and, consequently, no new shares will be issued. Therefore, no swap will exist, and no new shares of EDENOR will be offered in the market.

In addition, and as provided for in the POM, no amendment will be made to EDENOR´s Bylaws as a result of the Merger.

4. Reorganization Effective Date

As from October 1, 2013 and for all legal, accounting and tax purposes, all EHSA`s assets, liabilities, net worth, real and personal property, whether recordable or not, trademarks and patents, receivables and debts, rights and obligations will be deemed part of EDENOR´s net worth, with no exemption or limitation.

Pursuant to the provisions of section 82 and related sections of the CL, EDENOR will acquire ownership of all EHSA’s rights and obligations, and transfer of its net worth will effectively take place upon registration of the relevant final merger agreement with the applicable Public Registries of Commerce.

5. Prior Administrative Consent

On November 7, 2013, this Prospectus and other required documents were filed with the CNV to request its prior administrative consent to the Merger (as provided for in section 13 and related sections of Title II, Chapter X, Section I of the CNV Rules).

It should be noted that as provided for in second paragraph of section 98 of the BASE Rules, it is not necessary to request BASE´s prior administrative consent to the Merger, as EDENOR, as Surviving Company, is the owner of all the Merged Company’s capital stock.

6. EDENOR´s and EHSA´s Shareholders´ Meetings. Appraisal Right.

EDENOR´s and EHSA´s Extraordinary Shareholders’ Meetings are convened on December 20, 2013. Those meetings will address, among other issues, the Merger, the related documents and EHSA’s dissolution (without liquidation).

After those Shareholders’ Meetings are held, the companies will publish a merger notice for 3 (three) days, in compliance with section 83, paragraph 3 of the CL. Those notices will include, among other information, the value of assets and liabilities to be transferred, the POM date and the date of the corporate resolutions approving it. The Merger companies´ creditors will have 15 (fifteen) business days since the last publication of the notice to object to the Merger. Objecting creditors will have additional 20 (twenty) business days since the expiration of the 15-day term above to obtain a preliminary injunction in the event they were not already paid or duly secured creditors.

Upon expiration of the statutory periods of time mentioned above, the Merger companies´ representatives will execute before a Notary Public the final merger agreement and will file it with CNV and the applicable control authorities to obtain its approval and subsequent registration of the Merger and EHSA’s dissolution (without liquidation). Once the final merger agreement is approved and registered with the applicable Public Registries of Commerce, the Merger will be enforceable against third parties and will be filed with the BASE as provided for in section 101 of the BASE Rules.

Finally, it is advised that in accordance with section 245 of the CL, the Surviving Company’s shareholders in disagreement with this corporate reorganization will not be entitled to exercise the appraisal right.

7. Public Offering System. Listing of Shares

Once the Merger is registered with the relevant Public Registries of Commerce, EDENOR will continue trading in the public offering system and shares and securities listing.

EHSA´s shares are not admitted to the public offering system.

8. Restrictions imposed on EHSA´s management

Merger companies agree neither to impose any restrictions on the management of their respective businesses nor to provide any guarantee as to their normal course until the effective date of the final merger agreement. Upon execution of the final merger agreement and until its registration with the relevant public registries of commerce, EDENOR’s Board of Directors will take control of the Merged Company’s management and its managing board will be suspended under the provisions of section 84 of the CL and EDENOR’s Bylaws. All acts carried out by EDENOR as from the execution of the final merger agreement while managing the businesses to be merged will be considered carried out on behalf of the Merged Company, as applicable.

9. Taxes

This reorganization will be subject to the provisions of section 77 of the ITL applicable to tax-free intercompany corporate reorganizations.

D.   ACCOUNTING INFORMATION

In accordance with the audited Special Merger Financial Statements as of September 30, 2013 of the companies parties to the Merger (attached hereto as Appendix II) and the Consolidated Special Merger Financial Statement of EDENOR and EHSA closed on that date (attached hereto as Appendix III), the most important equity impact is as follows:

	Edenor S.A.	Emdersa Holding S.A.	Eliminations	Edenor S.A. Merged
Non-current Assets	4,993,302	--	--	4,993,302
Current Assets	2,443,462	--	(1,449)	2,442,013
Group of assets for disposal classified as held for sale	33,035	33,035	(33,035)	33,035

SHAREHOLDERS’ EQUITY	1,209,201	31,555	(31,555)	1,209,201
Non-current Liabilities	2,785,584	--	(1,480)	2,784,104
Current Liabilities	3,475,014	1,480	(1,449)	3,475,045
TOTAL LIABILITIES	6,260,598	1,480	(2,929)	6,259,149
TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	7,469,799	33,035	(34,484)	7,468,350

As pictured by the table above and as EDENOR is EHSA’s sole shareholder since September 27, 2013 (prior to that date, 99.998% was held by EDENOR and the remaining 0.002% was held by controlling company EASA), the incorporation under the merger of the Merged Company’s assets and liabilities, results in no changes in EDENOR’s particular financial position, as they were already accounted for as financial recognition.

a.      MERGER COMPANIES

This section summarizes the most relevant information on EDENOR and EHSA as regards their incorporation data, capital stock, current structure of their managing and supervisory boards and main businesses.

EDENOR and EHSA are companies duly incorporated under the Argentine law and registered with the Public Registry of Commerce in charge of the Superintendence of Corporations. EDENOR´s corporate control authority is the Argentine Securities and Exchange Commission and EHSA’s is the Superintendence of Corporations.

1.       Empresa Distribuidora y Comercializadora Norte S.A.

EDENOR was formed on July 21, 1992 through Decree No. 714/92 as part of the process of privatization and concession of energy distribution and marketing leaded by Servicios Eléctricos del Gran Buenos Aires S.A. (SEGBA S.A.). It was registered on August 3, 1992 with the IGJ under Registration No. 7041, Book 111, Volume A of Domestic Bylaws.

In an International Public Bidding, the Argentine Executive Branch (Poder Ejecutivo Nacional, PEN) awarded 51% of EDENOR´s capital stock represented by Class A shares to the tender by Electricidad Argentina S.A. (EASA), EDENOR´s controlling company. The award and the transfer agreement were approved by PEN Decree No. 1.507/92 on August 24, 1992.

EDENOR´s core business is to render electrical energy distribution and marketing services in its concession area. Furthermore, it may subscribe for or purchase shares held by other electricity distribution companies, subject to the regulatory authority’s approval, lease the network for power transmission or other voice, data and image transfer services and render operation services of support, training, maintenance, consulting, management and know-how services related to energy distribution in Argentina and aboard. EDENOR may carry out these activities directly on its own or through its subsidiaries or affiliates.

EDENOR´s exclusive concession area for power distribution covers the Northeast area of the Province of Buenos Aires and the North area of the City of Buenos Aires, with a total area of 4,637 square kilometers and serving a population of around seven millions of inhabitants, doing business in a highly regulated segment. Tariffs and other terms of the concession are subject to the Argentine Government’s regulation, through its Energy Secretariat, reporting to the Ministry of Federal Planning, Public Investment and Services (the “Energy Secretariat”) and ENRE.

Capital Structure

As set forth in EDENOR´s Bylaws, the capital stock is represented by book-entry shares of common stock, with a face value of AR$1 and entitled to one vote each, which are classified in three classes: Class A, Class B  and Class C. All Class A shares were furnished as collateral to Argentine Government to secure the Company’s obligations under the Concession Agreement to distribute electricity and shall not be transferred without ENRE´s prior approval.

In September 2005, Dolphin Energía S.A. (“Dolphin Energía”) and IEASA S.A. (“IEASA”) acquired, by purchasing all the capital stock of Electricidad Argentina S.A. (“EASA”) –holder of all EDENOR’s Class A shares– and a percentage of the Company’s Class B shares, an indirect controlling interest in EDF International S.A. (“EDFI”), a wholly owned subsidiary of Electricité de France, Société Anonyme (“EDF”). Dolphin Energía and IEASA were controlled, at the time of such purchase, by members of Grupo Dolphin, a company specialized in consulting and advisory services that operates with private capital. On September 28, 2007, Pampa Energía S.A. (“Pampa Energía”) purchased all the outstanding capital stock of Dolphin Energía and IEASA, from those who were then shareholders of those companies, in exchange for Pampa Energía´s shares of common stock.

In April 2007, EDENOR completed the initial and secondary public offering of its Class B shares of common stock, in the form of shares and Escrow Shares (Acciones de Depósito en Custodia, “ADSs”). EDENOR and certain shareholders sold 18,050,097 ADSs, representing 361,001,940 Class B shares of common stock, in a U.S. offer and in other markets outside Argentina, and its Stock Ownership Plan sold 81,208,416 Class B shares of common stock in a simultaneous offer in Argentina. EDENOR’s ADSs are listed on the New York Stock Exchange under “EDN” symbol and Class B shares are listed on the Buenos Aires Stock Exchange under the same symbol. The Company received approximately US$61,4 million funds under such initial public offering, before expenses, used to buy back part of its unpaid debt.

Electricidad Argentina S.A. (“EASA”) holds 51% of EDENOR’s Class A shares of common stock, and the remaining 49% is held by investors.

As of December 31, 2012, EDENOR´s capital stock totaled 906,455,100 shares, represented by 462,292,111 Class A book-entry shares of common stock, with a face value of one Argentine Peso each and entitled to one vote each; 442,210,385 Class B book-entry shares of common stock, with a face value of one Argentine Peso each and entitled to one vote each; and 1,952,604 Class C book-entry shares of common stock, with a face value of one Argentine Peso each and entitled to one vote each.

On April 25, 2013, the Shareholders’ Meeting approved the annual basic and consolidated Financial Statements as of December 31, 2012 and authorized a capital reduction as EDENOR met the mandatory capital reduction requirements set forth in section 206 of the CL, as losses consumed all reserves and 50% of the capital stock. The capital reduction approved implies a decrease in the number of shares though preserving the shareholding proportion.

Said reduction was made against all line items additional paid-in capital, adjustment on capital stock and against a ten percent (10%) of the capital stock, thus, on September 30, 2013, EDENOR´s capital stock totaled 815,809,590 shares, represented by 416,062,900 Class A book-entry shares of common stock, with a face value of one Argentine Peso each and entitled to one vote each; 397,989,346 Class B book-entry shares of common stock, with a face value of one Argentine Peso each and entitled to one vote each; and 1,757,344 Class C book-entry shares of common stock, with a face value of one Argentine Peso each and entitled to one vote each.

As of the date of this Prospectus, EDENOR does not longer fall under the grounds for dissolution based on capital loss mentioned above as a result of Resolution 250/13 passed by the Energy Secretariat, authorizing recognition of AR$2,384,229,000 receivable under the Cost Monitoring Mechanism (Mecanismo de Monitoreo de Costos, MMC) provided for in the Memorandum of Agreement to renegotiate the Concession Agreement and its offset with the liability posted as Program for the Rational Use of Electric Power (in Spanish, PUREE). The reversion of the capital reduction decision made by the Shareholders’ Meeting held on April 25, 2013 will be considered by the Company’s shareholders in the General Shareholders’ Meeting to be held on December 20, 2013 in an effort to keep the capital stock unchanged.

As of September 30, 2013, shareholdings in EDENOR were as follows:

Shareholders	Class	Number of Shares	Percentage of votes and earnings
Electricidad Argentina S.A. (EASA)
	A	462,292,111	51%
Floating in the market

B

		432,797,885	47.7461%
In portfolio

B

		9,412,500	1.0384%
Stock Ownership Plan (Programa de Propiedad Participada, PPP)

C

		1,952,604	0.2155%
TOTAL		906,455,100	100%

The Board of Directors

EDENOR´s business and affairs management and administration are entrusted to the Board of Directors in accordance with its Bylaws and the Argentine Companies Law. The Bylaws provide that the Board will be made up of twelve regular directors and up to twelve alternate directors.

EDENOR´s Bylaws set forth that holders of Class A shares are entitled to appoint seven regular directors and up to seven alternate directors, and one of them must be independent as prescribed by CNV Rules. Holders of Class B and Class C shares are entitled to appoint five regular directors and up to five alternate directors, and one of them must be independent as prescribed by CNV Rules. Holders of Class C shares vote as a single class together with holders of Class B shares in the appointment of directors. In the absence of a regular director appointed by holders of a class of shares, any alternate director appointed by holders of the same class of shares may attend and vote at the Board’s Meetings. The Board appoints a Chairman and Vice-chairman from its members.

Term of office for regular and alternate directors is one year, and they may be re-elected indefinitely.

The list of Directors for the 2013 fiscal year is as follows:

Name	Title	Independence
Ricardo Torres*	Chairman	Non independent
Gustavo Mariani*	Vice-chairman	Non independent
Marcos Marcelo Mindlin*	Regular Director	Non independent
Edgardo Volosín*/***	Regular Director	Non independent
Pablo Diaz*	Regular Director	Non independent
Maximiliano Fernández **	Regular Director	Independent
Eduardo Llanos**	Regular Director	Independent
Emmanuel Alvarez Agis	Regular Director	Independent
Marcela Sacavini	Regular Director	Independent
Victoria Von Storch**	Regular Director	Independent
Eduardo Setti	Regular Director	Independent
Eduardo Endeiza	Regular Director	Independent
Edgardo Ruibal	Alternate Director	Independent
Diego Salaverri	Alternate Director	Non independent

Jaime Javier Barba	Alternate Director	Non independent
Damián Mindlin	Alternate Director	Non independent
Leandro Montero	Alternate Director	Non independent
Daniel Flaks	Alternate Director	Non independent
Mariano Batistella	Alternate Director	Non independent
Diana Mondino	Alternate Director	Independent
Diego Leiva	Alternate Director	Independent
Pablo Martinez Burket	Alternate Director	Independent

(*) Members of the Executive Board

(**) Members of the Audit Committee.

(***) CEO

Executive Board

On October 4, 2007, EDENOR´s Board of Directors created an Executive Board, as provided for in its Bylaws and in the Argentine Companies Law, empowering it to carry out certain acts on behalf of the Board. The Executive Board supplements the Board’s work by performing certain every-day tasks required to run the company.

Audit Committee

In accordance with the CNV Rules, Argentine companies with shares listed on a stock exchange must appoint an audit committee made up, at least, of three directors, and the majority of them must be independent under the Argentine law. The duties of the Company’s Audit Committee include, among others, the following:

•          supervise internal control and accounting administration systems;

•          oversee application of policies governing information on the company’s risk management;

•          furnish accurate information to the market about operations entailing a conflict of interest between the Company and its directors or controlling shareholders;

•          render an opinion on the operations with related parties; and

•          monitor and report to the regulatory authorities any type of conflict of interest.

The Supervisory Committee

EDENOR’s Bylaws set forth that its supervision shall be carried out by a Supervisory Committee composed of 3 Regular Auditors and 3 Alternate Auditors, all of whom shall be elected by the shareholders and shall have a term of office of one fiscal year.

Its main duty is to oversee lawfulness of the Board of Directors' compliance with the regulations under the Argentine Companies Law, the Bylaws and the Shareholders’ Meeting's decisions, if any.

Name	Title	Independence
José Daniel Abelovich	Regular Auditor	Independent
Damián Burgio	Regular Auditor	Non independent
Jorge Roberto Pardo	Regular Auditor	Independent
Santiago Dellatorre	Alternate Auditor	Non independent
Marcelo Fuxman	Alternate Auditor	Independent
Fernando Sánchez	Alternate Auditor	Independent

2.      Emdersa Holding S.A.

EHSA was formed on November 3, 2011 and it is registered with the IGJ under Registration No. 29399, Book 57 of Corporations dated November 29, 2011.

This company is exclusively engaged in investment activities in companies of any nature, whether on its own or on behalf of or in association with third parties, in Argentina or abroad, being authorized to incorporate or take part in the incorporation of existing companies and manage interests and investments in other companies incorporated in Argentina or abroad, be part of joint ventures, collaborative associations, consortiums, make capital contributions to operations already carried out, act as agent, representative and commission agent and, in general, take part in any purchase, sale and trading of securities, shares and any type of marketable security and credit instruments in any system or the like created or to be created.

Capital Structure

As set forth in EHSA´s Bylaws, the capital stock is represented by book-entry shares of common stock, with a face value of AR$1 and entitled to one vote each.

Changes in Capital Stock

As described in EHSA’s Financial Statements, its initial capital stock was of AR$20,000 represented by the same number of book-entry shares of common stock, with a face value of AR$1 and entitled to one vote each, as per minutes dated 11/03/2011 registered with the IGJ on 11/29/2011. Thereafter, the Extraordinary General Shareholders’ Meeting held on 12/05/11 resolved to approve a capital increase of 255,867,300 shares and the Extraordinary General Shareholders’ Meeting held on 01/18/12 approved a second capital of 10,221,634 shares; as of the date hereof, both increases were submitted to the IGJ and are pending registration.

Subsequently, the Company resolved, at the Extraordinary General Shareholders’ Meeting held on 08/21/12, a reduction of 98,083,563 shares. This reduction is pending registration with the IGJ, awaiting registration of the increases mentioned above to observe the chain of title.

Furthermore, the Extraordinary General Shareholders’ Meeting held on 12/10/12 approved a second capital reduction of 56,108,232 shares and the Ordinary and Extraordinary General Shareholders’ Meeting held on 04/11/13 approved a mandatory capital reduction (section 206, Law 19.550) of 33,575,142 shares. Both reductions are pending registration, awaiting registration of the proceedings mentioned above to observe the chain of title.

It is informed that the Merger will be registered with the IGJ upon completion of the standby registrations mentioned above.

Consequently, as of the date hereof, EHSA´s capital stock totals 78,341,997 book-entry shares of common stock, with a face value of AR$1 and entitled to one vote each.

On April 11, 2013, Electricidad Argentina S.A. (EASA) made an irrevocable offer to sell its shareholding in EHSA totaling 1,567 shares to EDENOR, which company, in turn, was EHSA’s majority shareholder with 78,340,430 shares which, if added to shares sold by EASA, total 78,341,997 shares representing 100% of EHSA´s capital stock.

As of September 30, 2013, shareholding in EHSA was as follows:

Shareholders	Number of Shares	Percentage of votes and earnings
Empresa Distribuidora y Comercializadora Norte S.A.
	78,341,997	100%

The Board of Directors

EHSA´s business and affairs management and administration are entrusted to the Board of Directors in accordance with its Bylaws and the Argentine Companies Law. The Bylaws provide that the Board will be composed of a minimum of three and a maximum of seven directors, as resolved by the Shareholders’ Meeting. The Shareholders’ Meeting may appoint the same or a reduced number of alternate directors. Term of office of directors is three fiscal years and they may be re-elected indefinitely

The list of Directors for the 2013 fiscal year is as follows:

Name	Title
Jaime Javier Barba	Chairman
Ricardo Torres	Vice-chairman
Edgardo Volosín	Regular Director
Damián Mindlin	Regular Director
Gustavo Mariani	Regular Director
Eduardo Maggi	Alternate Director
Daniel Flaks	Alternate Director

The Supervisory Committee

EHSA’s Bylaws set forth that its supervision shall be carried out by a Supervisory Committee composed of 3 Regular Auditors and up to the same number of Alternate Auditors. Term of office shall be of three fiscal years.

Its main duty is to oversee lawfulness of the Board of Directors' compliance with the regulations under the Argentine Companies Law, the Bylaws and the Shareholders’ Meeting's decisions, if any.

The list of members of the Supervisory Committee for the 2013 fiscal year is as follows:

Name	Title
Saturnino Funes	Regular Auditor
José Daniel Abelovich	Regular Auditor
Damián Burgio	Regular Auditor
Noemí Cohn	Alternate Auditor
Victoria Hitce	Alternate Auditor

E.    CORPORATE RESOLUTIONS

The POM, the relevant Special Merger Financial Statements and the Consolidated Merger Financial Statement, all closed on September 30, 2013, were approved by EDENOR’s and EHSA’s Boards of Directors on November 20, 2013.

EDENOR and EHSA have agreed in the POM that (i) the Merger shall be approved by their respective Extraordinary Shareholders´ Meetings, which shall meet all quorum and majority requirements set forth in the CL and in the respective Bylaws, and to that end, they undertook to submit to their Extraordinary Shareholders´ Meetings´ consideration the approval of the POM, the authorization to sign the relevant final merger agreement, EHSA dissolution without liquidation, and (ii) in the event the Extraordinary Shareholders´ Meeting of the Surviving Company or of the Merged Company does not approve the POM, it shall be considered null and void.

City of Buenos Aires, November 20, 2013

By Edenor S.A.                                                                     By Emdersa Holding S.A.

Ricardo Torres                                                                      Jaime Javier Barba

President                                                                               President

APPENDIXES

APPENDIX I: Plan of Merger.

APPENDIX II: Special Merger Financial Statements as of September 30, 2013.

APPENDIX III: Consolidated Special Merger Financial Statements of EDENOR and EHSA as of September 30, 2013.

This Prospectus, with all its appendixes, is publicly available at CNV website, www.cnv.gob.ar. It is advised that, for convenience purposes, the appendixes of this Prospectus will not be published in the BASE Bulletin, but they will be available to investors at the corporate office and at CNV website.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: December 18, 2013